Exhibit 99.1

STEALTHGAS INC. REPORTS SECOND QUARTER AND SIX MONTHS 2026 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, September 2, 2026. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the second quarter and six months ended June 30, 2026.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•

Strong profitability continued for the second quarter, with Net income of $17.3 million corresponding to a basic EPS of $0.46, 8.8% higher than the previous quarter’s $15.9 million but reduced compared to the $20.4 million achieved in the second quarter of 2025.

•

Revenues recorded were $42.9 million in the second quarter, same as the previous quarter. TCE rates improved for the larger vessels but were slightly reduced for the smaller vessels due to idle time, representing an average daily TCE of $15,709.

•

Continued focus on period coverage. About 60% of fleet days for the remainder of 2026 are secured on period charters, with total fleet employment days for all periods generating about $90 million (excl. our single JV vessel) in contracted revenues.

•	All of the vessels in the fully owned fleet are unencumbered. The Company has paid down all its bank debt since Q3 2025.

•

The Company strengthened its liquidity with cash and cash equivalents and short term investments of $168.3 million as of June 30, 2026 and has enhanced it further to over $250 million currently following the successful resolution of the insurance claim for the loss of one of its vessels.

Second Quarter 2026 Results1:

•

Revenues for the three months ended June 30, 2026, amounted to $42.9 million compared to revenues of $47.2 million for the three months ended June 30, 2025, based on an average of 26.4 vessels and 28.3 vessels owned by the Company, respectively. The decrease in revenue is attributable to the decreased number of vessels.

•

Voyage expenses and vessels’ operating expenses for the three months ended June 30, 2026 were $7.2 million and $12.8 million, respectively, compared to $4.4 million and $12.8 million, respectively, for the three months ended June 30, 2025. The $2.8 million increase in voyage expenses was mainly due to an increase in bunkers costs driven by an increase in the number of spot market days for the fleet and higher bunker prices. The vessels’ operating expenses remained at the same level, despite decrease in average number of vessels.

•	Drydocking costs for both the three months ended June 30, 2026 and 2025 were $0.5 million and $0.6 million, respectively.

•

General and administrative expenses for the three months ended June 30, 2026 and 2025 were $1.9 million and $2.0 million, respectively. The change is mainly attributed to the decrease in stock-based compensation expense.

•

Depreciation for the three months ended June 30, 2026 and 2025 was $5.9 million and $6.6 million, respectively. The $0.7 million decrease is mainly related to the decrease in average number of vessels owned by the Company.

•

Gain on sale of vessels for the three months ended June 30, 2026 was $1.3 million compared to loss of $0.1 million for the same period last year. The gain was attributable to the sale of one vessel during the three months ended June 30, 2026 compared to a loss recognized on the sale of one vessel during the corresponding period in 2025.

•

Interest and finance costs for the three months ended June 30, 2026 and 2025, were $0.006 million and $0.6 million, respectively. The $0.6 million decrease from the same period of last year is primarily due to full debt prepayments.

•

Interest income for the three months ended June 30, 2026 and 2025, was $1.2 million and $0.7 million, respectively. The $0.5 million increase from the same period of last year is primarily due to increase in amounts of time deposits.

•

Equity earnings in joint ventures for the three months ended June 30, 2026 and 2025 were a gain of $1.3 million and $0.7 million, respectively. The $0.6 million increase is primarily due to the higher charter rates of the JV vessel.

•

As a result of the above, for the three months ended June 30, 2026, the Company reported net income of $17.3 million, compared to net income of $20.4 million for the three months ended June 30, 2025. The weighted average number of shares outstanding, basic, for the three months ended June 30, 2026 and 2025 was 36.7 million and 35.8 million, respectively.

•	Earnings per share, basic, for the three months ended June 30, 2026, amounted to $0.46 compared to earnings per share, basic, of $0.55 for the same period of last year.

•

Adjusted net income was $17.2 million corresponding to an Adjusted EPS of $0.46 for the three months ended June 30, 2026 compared to Adjusted net income of $21.7 million corresponding to an Adjusted EPS of $0.59 for the same period of last year.

•	EBITDA for the three months ended June 30, 2026 amounted to $22.1 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 26.4 vessels were owned by the Company during the three months ended June 30, 2026 compared to 28.3 vessels for the same period of 2025.

Six Months 2026 Results1:

•

Revenues for the six months ended June 30, 2026, amounted to $85.8 million compared to revenues of $89.3 million for the six months ended June 30, 2025, based on an average of 27.1 vessels and 28.1 vessels owned by the Company, respectively. The decrease in revenue is attributable to the decreased number of vessels.

•

Voyage expenses and vessels’ operating expenses for the six months ended June 30, 2026, were $13.4 million and $26.6 million, respectively, compared to $9.5 million and $26.2 million, respectively, for the six months ended June 30, 2025. The $3.9 million increase in voyage expenses was mainly due to an increase in war risk insurance expenses. The vessels’ operating expenses mainly remained at the same levels.

•

Drydocking costs for the six months ended June 30, 2026 and 2025 were $3.0 million and $1.0 million, respectively. Drydocking expenses during the six months of 2026 mainly relate to the completion of three vessels’ drydockings, compared to the same period of last year which included the completion of one vessel’s drydocking and the ongoing drydocking of another vessel.

•

General and administrative expenses for the six months ended June 30, 2026 and 2025 were $3.9 million and $4.2 million, respectively. The change is mainly attributed to the decrease in stock-based compensation expense.

•

Depreciation for the six months ended June 30, 2026 and 2025 was $11.6 million and $13.3 million, respectively, a $1.7 million decrease is mainly related to the decrease in average number of vessels owned by the Company.

•

Impairment loss for the six months ended June 30, 2026 and 2025 was $0.3 million and $0.5 million, respectively. As a result of the agreed sale terms for one vessel expected to be delivered in the third quarter of 2026, a non-cash impairment loss of $0.3 million was recognized in the first quarter of 2026.

•

Gain on sale of vessels for the six months ended June 30, 2026 was $3.9 million compared to loss of $0.1 million for the same period last year. The gain was attributable to the sale of two vessels during the six months ended June 30, 2026 compared to a loss recognized on the sale of one vessel during the corresponding period in 2025.

•

Interest and finance costs for the six months ended June 30, 2026 and 2025, were $0.01 million and $2.0 million, respectively. The $1.99 million decrease from the same period of last year is primarily due to full debt prepayments.

•

Interest income for the six months ended June 30, 2026 and 2025, was $2.1 million and $1.5 million, respectively. The increase of $0.6 million is mainly attributed to the increase in the amounts of time deposits.

•

Equity earnings in joint ventures for the six months ended June 30, 2026 and 2025 were a gain of $2.4 million and $2.9 million, respectively. The $0.5 million decrease is primarily due to decrease in number of the vessels owned by our joint ventures compared to the same period of last year.

•

As a result of the above, for the six months ended June 30, 2026, the Company reported net income of $33.2 million, compared to net income of $34.5 million for the six months ended June 30, 2025. The weighted average number of shares outstanding, basic, for the six months ended June 30, 2026 and 2025 was 36.6 million and 35.8 million, respectively.

•	Earnings per share, basic, for the six months ended June 30, 2026 amounted to $0.89 compared to earnings per share, basic, of $0.93 for the same period of last year.

•

Adjusted net income was $32.2 million corresponding to an Adjusted EPS of $0.86 for the six months ended June 30, 2026 compared to Adjusted net income of $37.9 million corresponding to an Adjusted EPS of $1.02 for the same period of last year.

•	EBITDA for the six months ended June 30, 2026 amounted to $42.8 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 27.1 vessels were owned by the Company during the six months ended June 30, 2026 compared to 28.1 vessels for the same period of 2025.

[1]

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements (of three or more months duration):

•	A two year time charter for its 2007 built LPG carrier Gas Flawless until Jul 2028.

•	A one year time charter for its 2016 built LPG carrier Eco Dominator until Sep 2027.

•	A six months time charter extension for its 2012 built LPG carrier Gas Husky until Mar 2027.

•	A six months time charter extension for the JV owned 2023 built LPG carrier Eco Sorcerer until Feb 2027.

As of September 2026, the Company has total contracted revenues of approximately $90 million (excluding the JV vessel), while for the remainder of the year the Company has circa 60% of fleet days secured under period contracts and contracted revenues of approximately $30 million (excluding the JV vessel).

CEO Harry Vafias Commented

The second quarter was challenging to navigate due to the developing geopolitical turbulence. The continuous rise in attacks on commercial vessels is a worrying development for everyone involved in shipping. Through our strong, debt-free operating platform and solid business, we once more reported superior returns for our shareholders. For the first six months of this year we recorded earnings per share of $0.89. We are confident that profitability will remain elevated. After having successfully resolved all major outstanding issues, our attention turns to the optimal utilization of our growing liquidity that has reached an all-time high of over $250 million currently. As always, we are guided by patience and dynamism in order to secure the long term success of the Company.

Conference Call details:

On September 2, 2026 at 10:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

https://register-conf.media-server.com/register/BI7c97b65f674a48169d15851ed05283e3

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. has a fleet of 26 LPG carriers, including one Joint Venture vessel, in the water. These LPG vessels have a total capacity of 288,542 cubic meters (cbm). StealthGas Inc.’s shares are listed on the Nasdaq Global Select Market and trade under the symbol “GASS.”

Visit our website at www.stealthgas.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, including regarding contracted revenue, market conditions and pending vessel sales, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, geopolitical conditions, including any trade disruptions resulting from tariffs and other protectionist measures imposed by the United States, China or other countries, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in any financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, tensions in the Middle East and particularly the war in the Persian Gulf, potential disruption of shipping routes due to attacks by Houthis in the Red Sea and Gulf of Aden, accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Konstantinos Sistovaris

Investor Relations

STEALTHGAS INC.

00-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended June 30, 2025 and June 30, 2026.

FLEET DATA	Q2 2025	Q2 2026	6M 2025	6M 2026
Average number of vessels (1)	28.3	26.4	28.1	27.1
Period end number of owned vessels in fleet	29	26	29	26
Total calendar days for fleet (2)	2,572	2,402	5,090	4,907
Total voyage days for fleet (3)	2,563	2,271	5,063	4,559
Fleet utilization (4)	99.7%	94.5%	99.5%	92.9%
Total charter days for fleet (5)	2,171	1,756	4,289	3,858
Total spot market days for fleet (6)	392	515	774	701
Fleet operational utilization (7)	94.7%	82.3%	94.4%	86.3%

1) Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2) Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3) Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5) Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.

6) Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.

7) Fleet operational utilization is the percentage of time that our vessels generated revenue and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before impairment loss, net gain/loss on sale of vessels and share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, impairment loss, net gain/loss on sale of vessels and share based compensation.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

(Expressed in United States Dollars, except number of shares)	Second Quarter Ended June 30,		Six Months Periods Ended June 30,
	2025	2026	2025	2026
Net Income - Adjusted Net Income
Net income	20,437,326	17,296,206	34,545,006	33,225,552
Plus loss/less (gain) on sale of vessels, net	121,218	(1,313,472)	121,218	(3,855,218)
Plus impairment loss	—	—	488,400	270,061
Plus share based compensation	1,160,222	1,254,549	2,700,624	2,562,887
Adjusted Net Income	21,718,766	17,237,283	37,855,248	32,203,282
Net income - EBITDA
Net income	20,437,326	17,296,206	34,545,006	33,225,552
Plus interest and finance costs	592,648	6,309	2,008,253	14,382
Less interest income	(715,451)	(1,154,743)	(1,467,922)	(2,098,058)
Plus depreciation	6,602,515	5,924,405	13,255,975	11,620,334
EBITDA	26,917,038	22,072,177	48,341,312	42,762,210
Net income - Adjusted EBITDA
Net income	20,437,326	17,296,206	34,545,006	33,225,552
Plus loss/less (gain) on sale of vessels, net	121,218	(1,313,472)	121,218	(3,855,218)
Plus impairment loss	—	—	488,400	270,061
Plus share based compensation	1,160,222	1,254,549	2,700,624	2,562,887
Plus interest and finance costs	592,648	6,309	2,008,253	14,382
Less interest income	(715,451)	(1,154,743)	(1,467,922)	(2,098,058)
Plus depreciation	6,602,515	5,924,405	13,255,975	11,620,334
Adjusted EBITDA	28,198,478	22,013,254	51,651,554	41,739,940
EPS - Adjusted EPS
Net income	20,437,326	17,296,206	34,545,006	33,225,552
Adjusted net income	21,718,766	17,237,283	37,855,248	32,203,282
Weighted average number of shares, basic	35,808,017	36,688,740	35,767,096	36,557,232
EPS - Basic	0.55	0.46	0.93	0.89
Adjusted EPS – Basic	0.59	0.46	1.02	0.86

StealthGas Inc.

Unaudited Condensed Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended June 30,		Six Month Periods Ended June 30,
	2025	2026	2025	2026
Revenues
Revenues	47,234,265	42,908,853	89,260,252	85,752,293
Expenses
Voyage expenses	3,833,787	6,779,813	8,407,743	12,415,357
Voyage expenses - related party	570,353	454,966	1,088,793	951,229
Vessels’ operating expenses	12,427,868	12,557,791	25,710,103	26,168,435
Vessels’ operating expenses - related party	239,496	196,000	467,696	418,500
Drydocking costs	622,225	523,935	1,034,845	3,017,954
Management fees - related party	1,101,679	1,020,719	2,181,680	2,100,719
General and administrative expenses	2,018,097	1,914,308	4,183,806	3,895,580
Depreciation	6,602,515	5,924,405	13,255,975	11,620,334
Impairment loss	—	—	488,400	270,061
Net loss/(gain) on sale of vessels	121,218	(1,313,472)	121,218	(3,855,218)

Total expenses	27,537,238	28,058,465	56,940,259	57,002,951

Income from operations	19,697,027	14,850,388	32,319,993	28,749,342

Other (expenses)/income
Interest and finance costs	(592,648)	(6,309)	(2,008,253)	(14,382)
Interest income	715,451	1,154,743	1,467,922	2,098,058
Foreign exchange loss	(109,676)	(30,709)	(136,160)	(55,794)

Other (expenses)/income, net	13,127	1,117,725	(676,491)	2,027,882

Income before equity in earnings of investees	19,710,154	15,968,113	31,643,502	30,777,224
Equity earnings in joint ventures	727,172	1,328,093	2,901,504	2,448,328

Net Income	20,437,326	17,296,206	34,545,006	33,225,552

Earnings per share
- Basic	0.55	0.46	0.93	0.89

- Diluted	0.55	0.46	0.93	0.88

Weighted average number of shares
- Basic	35,808,017	36,688,740	35,767,096	36,557,232

- Diluted	35,870,868	36,847,602	35,818,156	36,702,415

StealthGas Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	June 30,
	2025	2026
Assets
Current assets
Cash and cash equivalents	99,077,831	98,308,389
Short term investments	—	70,000,000
Trade and other receivables	7,744,675	12,083,036
Other current assets	22,419	127,196
Claims receivable	61,697,544	64,239,851
Inventories	1,899,887	3,404,844
Advances and prepayments	1,145,504	1,396,123
Assets held for sale	24,945,022	10,543,500

Total current assets	196,532,882	260,102,939

Non current assets
Operating lease right-of-use assets	104,801	39,188
Vessels, net	491,413,817	473,333,614
Other receivables	171,275	71,463
Investments in joint ventures	23,467,353	21,561,992

Total non current assets	515,157,246	495,006,257

Total assets	711,690,128	755,109,196

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	1,045,962	1,454,356
Trade accounts payable	9,881,737	12,445,699
Accrued and other liabilities	4,443,142	9,351,748
Operating lease liabilities	104,801	39,188
Deferred income	5,665,271	4,667,859

Total current liabilities	21,140,913	27,958,850

Non current liabilities
Deferred income	222,605	342,047

Total non current liabilities	222,605	342,047

Total liabilities	21,363,518	28,300,897

Commitments and contingencies
Stockholders’ equity
Capital stock	371,857	376,317
Additional paid-in capital	413,450,279	416,701,956
Retained earnings	276,504,474	309,730,026

Total stockholders’ equity	690,326,610	726,808,299

Total liabilities and stockholders’ equity	711,690,128	755,109,196

StealthGas Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Six Month Periods Ended June 30,
	2025	2026
Cash flows from operating activities
Net income for the period	34,545,006	33,225,552
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	13,255,975	11,620,334
Amortization of deferred finance charges	554,554	—
Non-cash lease expense	61,230	65,613
Share based compensation	2,700,624	2,562,887
Proceeds from disposal of interest rate swaps	280,577	—
Equity earnings in joint ventures	(2,901,504)	(2,448,328)
Dividends received from joint ventures	2,634,000	—
Impairment loss	488,400	270,061
Loss/(gain) on sale of vessels	121,218	(3,855,218)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	566,246	(4,238,549)
Other current assets	(202,906)	(104,777)
Claims receivable	—	(2,542,307)
Inventories	626,829	(1,504,957)
Changes in operating lease liabilities	(61,230)	(65,613)
Advances and prepayments	316,774	(250,619)
Increase/(decrease) in
Balances with related parties	2,401,207	361,644
Trade accounts payable	(647,393)	2,563,962
Accrued liabilities	(920,727)	4,908,606
Deferred income	223,263	(877,970)

Net cash provided by operating activities	54,042,143	39,690,321

Cash flows from investing activities
Payment for acquisition of remaining interest in joint venture, net of cash acquired	(7,976,895)	—
Proceeds from sale of vessels, net	12,217,067	28,800,237
Acquisition and improvements of vessels	(412,428)	—
Increase in short term investments	—	(70,000,000)

Net cash provided by/(used in) investing activities	3,827,744	(41,199,763)

Cash flows from financing activities
Proceeds from exercise of stock options	356,250	693,250
Stock repurchase	(1,784,712)	—
Advances to joint ventures	—	46,750
Loan repayments	(53,614,965)	—

Net cash (used in)/provided by financing activities	(55,043,427)	740,000

Net increase/(decrease) in cash, cash equivalents and restricted cash	2,826,460	(769,442)
Cash, cash equivalents and restricted cash at beginning of period	84,521,150	99,077,831

Cash, cash equivalents and restricted cash at end of period	87,347,610	98,308,389

Cash breakdown
Cash and cash equivalents	86,253,860	98,308,389
Restricted cash, non current	1,093,750	—

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	87,347,610	98,308,389